EXHIBIT 99.1

Gryphon Gold Receives Production Permits

Denver, CO (June 26th, 2006) Gryphon Gold Corporation (GGN: TSX, GYPH:OTCBB) reports:

The USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing Gryphon Gold to proceed with the development of a heap leach mine at the Borealis Gold Project. These approvals, combined with the previously approved operating permits from the State of Nevada, represent the key regulatory approvals required to place the Borealis gold resource into production.

The previously approved operating permits include an Air Quality Permit received in April 2006; the Water Pollution Control Permit received in January 2006; and the Water Rights received in the fall 2005.  With these major State and Federal approvals in hand, Gryphon Gold now has the principal permits required for constructing and operating the Borealis gold mine.

The Plan of Operations and Reclamation Plan were submitted to the US Forest Service and Bureau of Mining Regulation and Reclamation in August 2004.  The Plan includes development of the surface heap leach gold mine at Borealis, and expanded exploration activities in the permitted area including the Graben mineralized zone.  The fact that the decision was made within a short two-year period attests to the expertise and diligence of the Forest Service and Nevada Bureau of Mining in their review process, and to the strong support of the local community in Hawthorne, Nevada.

The Company expects to complete the feasibility study on the Borealis project by August of 2006 and has begun preliminary discussions with several financial institutions regarding financing of the mine.

Gryphon Gold is a Nevada corporation in the business of acquiring and developing gold properties in the United States. Gryphon Gold’s principal property is the 1.25 million ounce (M&I) Borealis Property located in the Walker Lane Gold Belt in Western Nevada.

For further information contact: Tony Ker, Executive Vice President at 604-261-2229.

www.gryphongold.com

This press release contains “forward-looking information” which may include, but is not limited to, statements with respect to our planned exploration program. Such forward-looking statement reflects our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the section titles “Risk Factors and Uncertainties” in our prospectus (available at www.sedar.com) and registration statement filed with the SEC (available at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We do not undertake to update forward-looking statements.

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